Exhibit 3.2

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

TELECOM ITALIA MEDIA S.P.A.

MEETING OF THE SAVINGS SHAREHOLDERS OF JULY 3 2015

REPORT OF THE COMMON REPRESENTATIVE

OF THE SAVINGS SHAREHOLDERS

NOTICE TO U.S. INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

MEETING OF THE SAVINGS SHAREHOLDERS OF TELECOM ITALIA MEDIA

REPORT OF THE COMMON REPRESENTATIVE OF THE SAVINGS SHAREHOLDERS

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Dear Shareholders,

A special shareholders' meeting has been called pursuant to subsection 2 of article 146 of Legislative Decree 58 of 24.2.1998 ("CLFI"), at the request of a shareholder, holder of Savings Shares representing more than one percent of the shares of that category.

The proposed agenda (“Agenda”) was subsequently supplemented, at the request of the Common Representative of the holders of the Savings Shares (“Common Representative” or “CRS”), based on the provisions of articles 146 and 147 of the CLFI.

The content of the agenda is reproduced preliminarily below:

1.	Report of the Common Representatives regarding his activities and their prospects;
2.	Topping up of the fund set up for the expenses needed to protect the common interests; inherent and consequent deliberations

Item 1: Report of the Common Representatives regarding his activities and their prospects

The current Common Representative took office the moment the meetings of the ordinary and extraordinary shareholders of Telecom Italia Media (the "Company") held on 30 April 2015 had ended.

The Common Representative proceeded firstly to undertake a detailed study to establish:

-	if there was a potential pecuniary damage and/or damage to any future profit or profitability of the savings shareholders, taking account of the comments made by some savings shareholders and discussed during the meetings of the shareholders of the Company held on 27 and 30 April 2015 regarding any documentary shortcomings and possible substantial unlawful aspects of the procedure followed. In this regard the Common Representative also had the opportunity to discuss with some savings shareholder to obtain better clarification of the issues already raised in the shareholders' meetings and reported in their minutes;
-	if there were any other ways in which pecuniary damage and/or damage to the future profit and profitability of the savings shareholders that did not emerge during the shareholders' meetings referred to above.

The Common Representative sought to determine whether or not the Board of the Company was willing to suspend the merger by incorporation operation and/or to review the terms thereof. On this point, the Common Representative considers that he has received inadequate responses.

Then, in consideration of the fact that on 20 May 2015 parent company Telecom Italia resolved to approve the merger plan, and that on the afternoon of 27 May 2015 the BoD of the Company announced the start of the initial period of time for exercise of the right of withdrawal, the undersigned Common Representative formulated his own press release (annexed at 1) in which he identified and explicitly stated his principal perplexities and the principal requests he was addressing to the Company, including requests for information.

The undersigned Common Representative considers that to date the prospect of initiating a dispute with the Company (while not certain) is not a remote prospect.

The shareholders are informed that the Common Representative for their category of shareholders is reviewing further aspects that might potentially damage the category's interests, in which neither the BoD nor the advisors and independent auditor took account of in determining and setting the share exchange ratio.

The Common Representative reserves the right to issue further communications, including in the form of press releases.

Item 1: Topping up of the fund set up for the expenses needed to protect the common interests; inherent and consequent deliberations

Shareholder Paolo Iemmi, the proposer of this shareholders' meeting, write the following on this point in his report on this item:

"When one is attacked, the reflex physiological reaction is to defend oneself. The merger plan affects and damages our rights, and therefore it is amply legitimate for us to have recourse to all the most suitable legal remedies offered by the regulations.

Unfortunately, accessing these remedies is particularly expensive. This is illustrated by the order made by the Milan Court regarding the legal costs of the Edison savings case. The CTU (Official Technical Consultant) alone cost 80,000 euros plus ancillary costs. This does not include the further legal costs consequent on any appeal on merit and/or lawfulness. Our fund is particularly low, at the moment, some 200,000 euros, against the almost 2 million available to the Telecom Italia SpA savings shareholders, assigned at a time when there were no particular needs for defence.

In our current situation there is therefore the need for a substantial increase, it being understood that the way in which we will use the moneys will be to seek the best possible remedy at the lowest possible cost, since Telecom Italia Media, as a company, and its economic prosperity, are the focus of all our attention, every day.

It therefore seems to me that in the current context it is reasonable to increase the fund by 800,000 euros, it being understood that the Shareholders' Meeting retains absolute sovereignty to take decisions in this matter".

To supplement the comments made in the written report by Mr. Iemmi, the undersigned Common Representative wishes to emphasise that, to enter into any dispute with the Company, the support of professionals with specific expertise in the field (and hence costly), will be needed.

Of the professionals who should necessarily be appointed to assist him, the Common Representative would like to make clear from now on that a professional with specific technical and engineering expertise will be needed.

I take the opportunity to inform the special meetings of the savings shareholders that on 28.05.2015 Telecom Italia Media transferred the entire expense fund of 200,000.00 (two hundred thousand/00) euros, as recognised today by the BoD to a current account in the name of the Common Representative.

At the moment, the Common Representative has used a significant amount of this fund only to publish a press announcement in Il Sole 24 Ore of 29.05.2015, which cost 17,000.00 (seventeen thousand/00) euros plus VAT, pursuant to the Law.

Finally, this shareholders' meeting is asked to specify, in the resolution to redetermine the amount of the fund to protect the common interests of this category of shareholders, that the whole sum to be resolved for said fund be placed (and is to remain) at the direct disposal of the person holding the office of Common Representative for the execution of all the activities necessary and/or useful and/or appropriate that are required or may become necessary in the future to safeguard the rights of the category, as they are established to be on the relevant date for the purpose of quantifying the compensable damage, and thus also after the signature of the merger document, if this should occur, appointing and legitimising, now and for the future, the person holding this office to carry out any action or take any measure that might from time to time be useful, opportune or necessary, and to adopt any other resolution functionally necessary or also simply useful to ensure that the Common Representative is enabled to effectively carry out his mandate until its end.

Milan, 01 June 2015

The Common Representative of the savings Shareholders of Telecom Italia Media:

Mr Dario Romano Radaelli

The following documents are attached:

1)	Press Release of 28.05.2015

Annex 1: Press Release of 28.05.2015

The Savings Shareholders' Meeting of Telecom Italia Media SpA, which took place on 27 April 2015, among other matters, resolved:

-	to request the Board of Directors of Telecom Italia Media SpA to not put to the ordinary shareholders' meeting called for 30 April 2015, the approval of the plan for the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A., deeming the documentation made public by the company to be substantially incomplete;
-	to not approve, pursuant to and for the purposes of article 146 of Legislative Decree no. 58/1998, and for those matters within the competence of the special meeting of the savings shareholders, the plan for the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A.;
-	to grant the Common Representative a mandate to "make provision for the purchase of a paid announcement in a daily newspaper with a national circulation for the purpose of making public opinion and the appointed authorities aware of the rights, including that of complete information, that must be recognised to the category of savings shareholders of Telecom Italia Media S.p.A. The announcement must contain the request for intervention to protect the Savings Shareholders of this company, and as a consequence of "savings in general", and must also be sent to Consob and the Prime Minister Matteo Renzi and the Minister for the Economy Pier Carlo Padoan, by virtue of the statements made by the latter at the recent "Salone del Risparmio".

Following the resolution by the shareholders' meeting, the pro tempore common representative of the category, Mr. Dario Romano Radaelli

STATED

•	that, based on an asserted absence of "statutorily-recognized" prejudice (which, moreover, is contested in various aspects), neither the BoD nor the majority shareholder of Telecom Italia Media paid any attention to the resolution by the meeting of the Savings Shareholders of T which explicitly expressed opposition to the merger;
•	that the prospective merger operation appears to be likely to cause severe prejudice to the Savings Shareholders of Telecom Italia Media inasmuch as, in his opinion, aspects of the procedure followed to determine the exchange ratio appeared to be unlawful, probably as a consequence of the merely formal deference that Telecom Italia Media, for which the operation is a "transaction of major importance", paid to the provisions of Consob regulation no. 17221/2010, which disciplines the procedural regime that should be observed in transactions with related parties to protect the interests of the shareholders who are not related, with the consequent risk of extraction, by controlling shareholder Telecom Italia, of private benefits from said transaction;
•	that the procedure to resolve on the merger presents further aspects of probable inadequacy of the methods adopted both by the directors of Telecom Italia Media and by the appointed advisors and expert appointed pursuant to article 2501-sexies, in particular regarding the utilisation of a single method to value the company, without even checking the fairness of the method, or the results obtained, against alternative control methods;
•	that further critical aspects of the determination of the exchange ratio are the absence of express considerations or compensatory mechanisms for the possible favourable effects for Telecom Italia Media of the case before the Council of State in R.G. 4200/2014, which has also produced a first interlocutory ruling favourable to the company with judgement no. 2273 of 6 May 2015, of which any favourable outcome - since the application made by Telecom Italia Media regarding the ascertainment of the right to be assigned a further frequency in terrestrial digital technology or equivalent compensatory damages - would cause a far higher value being attributed to the equity of Telecom Italia Media, a higher value which was not taken into account - at least, not expressly - in the determination of the exchange ratio, not even in the form of a possible, eventual cash settlement in favour of the Telecom Italia Media shareholders - and would ultimately benefit only the shareholders of Telecom Italia, who would thus enjoy component of value in the entity resulting from the merger that had, however, been contributed by Telecom Italia Media. Now, therefore, the common representative

REQUESTED

that the Board of Directors of Telecom Italia Media S.p.A publish, as soon as possible, an information note in which it analytically illustrates:

a.	the reasons why it believes it is still lawful to proceed with the prospective merger by incorporation in light of the information set out above;

b.	all the relevant information regarding the dispute currently depending before the Council of State (starting with the claim made, and its own assessment of the prospective evolution of the dispute);
c.	the immediate publication of this communication on the website of Telecom Italia Media to permit the shareholders, particularly the savings shareholders, to be fully informed of all of the above;

COMMUNICATED

that in any event he reserved the right to challenge the resolution of the extraordinary meeting of the ordinary shareholders of Telecom Italia Media that on 30 April 2015 approved the merger plan, with all consequent proposals for precautionary initiatives directed at ensuring that the effects of said resolution do not come into force in case of signature and subsequent registration of the merger document.

INVITED

•	Consob to take the initiatives for which has competence to ensure that the savings shareholders are adequately protected, and
•	pro tempore Prime Minister Matteo Renzi and pro tempore Minister of the Economy Pier Carlo Padoan, also by virtue of statements made by the latter at the recent "Salone del Risparmio", to take the necessary and opportune action to ensure that the savings shareholders are adequately protected.

Milan, 28 May 2015

The Common Representative: Mr Dario Romano Radaelli